SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR CELEBRATES 100 YEARS OF POWERED FLIGHT
                         100,000 SEATS AT 1903 PRICES!
                           FLY FOR JUST 10 SHILLINGS!

Ryanair, Europe's No.1 low fares airline, today (16th Dec 03) announced 100,000 Seats at 1903 prices of just 10 shillings (50p) (inc taxes) to celebrate 100 years of powered flight on 17th December 03. The special celebration of the achievements of Orville & Wilbur Wright will be available on 75 of Ryanair's routes throughout Europe and passengers wanting to grab a bargain and share in the celebration can book on Wednesday 17th December 03 only- the 100th anniversary of the Wright Brothers first ever powered flight.

"Announcing the celebration, Ryanair's Deputy Chief Executive, Michael Cawley said:

"100 years ago tomorrow, Orville & Wilbur Wright took to the skies in the world's first-ever powered flight. Little did they know they would be changing the way people travel forever. In Europe, Ryanair have carried on that pioneering spirit, and continue to revolutionise air travel by making it affordable to millions of ordinary consumers.

"Today flying with Ryanair can be cheaper than a taxi to the airport, and we think it is a fitting tribute to Orville & Wilbur to continue what they started, and to celebrate 100 years of powered flight with 100,000 seats at the 1903 equivalent of Ryanair's average fare of GBP32, which means prices of 10 x shillings (50p) (inc. taxes)!

"This special celebration offer is available for booking on 17th December 03 ONLY exclusively at www.ryanair.com and is available for travel throughout January 2004. Join in the celebration and grab a bargain at 1903 prices!"

Ends        16th December 2003

For further information:

Paul Fitzsimmons - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300

Notes:
Booking period:17th December 2003

Travel Period:1-31st January 2004
Applicable days:Travel on Tuesdays -Thursdays only
Routes: On 75 Ryanair routes - see www.ryanair.com for details
Subject to availability, terms & conditions apply.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director